UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PIZZA INN, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

725848 10 5

(CUSIP Number)

Timothy Taft

President & Chief Executive Officer

Pizza Inn, Inc.

3551 Plano Parkway

The Colony, Texas 75056.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 725848 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald W. Parker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC & PF & BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 780,518

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 780,518

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 780,518

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.74%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to common stock, $0.01 par value per share (the “Common Stock”), of PIZZA INN, INC., a Missouri corporation (“Issuer”).  The principal executive offices of the Issuer are located at 3551 Plano Parkway, The Colony, Texas 75056.

The aggregate number of shares beneficially owned by Ronald W. Parker is 780,518 or 7.74% of the common stock shown as outstanding on the Issuer’s most recent Proxy Statement dated November 11, 2005 filed pursuant to Section 14(A) of the Securities Exchange Act of 1934.

Item 2.	Identity and Background

This Statement is filed by Ronald W. Parker. The principal address of Ronald W. Parker is 7108 Round Hill Road, McKinney, Texas 75070.

During the past five (5) years, Ronald W. Parker: (i) has not been convicted in a criminal proceeding; or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The funds were derived from personal capital as well as from secured personal bank loans of Ronald W. Parker and from the Issuer in connection with Ronald W. Parker’s employment as President and Chief Executive Officer of Issuer.   Shares of the stock of the Issuer are owned by Ronald W. Parker through his 401k retirement plan with Issuer, in personal brokerage accounts held in the name of Ronald W. Parker, held by Ronald W. Parker personally, and held by banks as collateral for secured personal loans of Ronald W. Parker.  Shares of the stock of the Issuer were also gifted to Ronald W. Parker by the former CEO of the Issuer.

Item 4.	Purpose of Transaction
The shares of the Issuer were acquired by Ronald W. Parker for investment purposes.

Item 5.	Interest in Securities of the Issuer

Ronald W. Parker currently owns 780,518 shares of common stock of the Issuer representing  7.74% of the outstanding common stock.  Ronald W. Parker has sole voting and dispositive power over the subject securities.

The following Chart #1 represents the date of acquisition and amount of shares acquired by Ronald W. Parker on that acquisition date.

The following Chart #2 shows Ronald W. Parker’s (“RWP”) holdings of the stock of the Issuer at the end of each Annual Meeting of Shareholders of the Issuer as disclosed in each annual proxy statement of the Issuer.  The Issuer’s proxy statements include a detailed listing of all ownership of Issuer’s stock by all directors and executive officers of Issuer as of the date indicated in each year’s proxy statement (“Ownership Reporting Date”), including common stock and common stock options.  Included in Chart #2 below are all shares held by Ronald W. Parker, including common stock options as of these Ownership Reporting Dates, percentage of the total outstanding shares of the Issuer held by Ronald W. Parker as of these Ownership Reporting Dates, and the total number of outstanding shares of the Issuer as of these Ownership Reporting Dates.  Currently, Ronald W. Parker intends to sell an indeterminate number of shares of Issuer through open market sales and/or through private agreements for general personal economic purposes.  These sales may constitute a substantial portion of Ronald W. Parker’s current holdings of the Issuer’s common stock.  To date, Ronald W. Parker has not sold any shares of the Issuer that he has acquired and held since 1992.

Chart #1

Date of Acquisition by Ronald W. Parker	Number of Shares Acquired by Ronald W. Parker
2/24/92	5,000
3/5/92	15,000
9/1/92	25,000
7/6/93	2,600
12/17/93	1,000
5/13/94	2,000
5/31/94	2,000
2/27/95	30,000
6/29/95	2,000
7/2/96	1,000
12/3/96	100
6/30/97	3,000
6/30/97	2,000
6/30/97	3,500
7/1/97	4,500
7/2/97	2,500
7/7/97	4,000
7/7/97	1,500
7/8/97	15,000
7/8/97	6,000
7/17/97	100
8/4/97	200,000
10/6/99	200,000
7/7/00	200,000
*	52,718

*Total of periodic purchases made during the period 1992-2004 through Issuer’s 401k retirement plan.

Chart #2

Ownership Reporting Date	RWP Shares Owned, Including Stock Options	Total Outstanding Shares of Issuer, Including Stock Options*	% Shares Owned by RWP	Actual Total Shares Outstanding (Per Proxy Report)
10/1/95	290,798	13,407,700	2.2%	13,329,801
10/1/96	694,828	14,590,900	4.8%	13,017,152
10/1/97	933,480	14,707,700	6.3%	12,747,215
10/1/98	1,367,652	14,396,300	9.5%	11,641,830
10/11/99	1,373,802	12,752,700	10.77%	11,853,058
10/1/00	1,380,744	11,373,500	12.14%	10,734,873
10/1/01	1,449,049	10,773,600	13.45%	10,061,238
10/1/02	1,266,985	10,549,400	12.01%	10,058,324
10/1/03	1,018,173	10,195,000	9.99%	10,068,674
11/15/03	1,018,173	10,305,400	9.88%	10,073,674
10/1/04	851,821	10,140,700	8.40%	10,138,674
4/1/05	851,821	10,092,700	8.44%	10,091,294
10/14/05	851,821	10,092,700	8.44%	10,108,494

* Calculated from Issuer’s officers’ and directors’ ownership chart in annual proxy statement. Shares are rounded to nearest hundred.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Ronald W. Parker has entered into various Option Agreements which either lapsed or were exercised by Ronald W. Parker.  There are currently no Option Agreements or any other agreements between Ronald W. Parker and Issuer.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry, and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

November 28, 2005
Date
/s/ Ronald W. Parker
Signature
RONALD W. PARKER
Name/Title